Exhibit 99.2
CHINA LODGING GROUP, LIMITED
(Incorporated in the Cayman Islands with limited liability)
(NASDAQ Ticker: HTHT)
NOTICE OF ANNUAL GENERAL MEETING
to Be Held on August 26, 2010
(or any adjourned or postponed meeting thereof)
     NOTICE IS HEREBY GIVEN that an Annual General Meeting (“AGM”) of China Lodging Group, Limited (the “Company”) will be held at 5th Floor, Block 57, No. 461 Hongcao Road, Xuhui District, Shanghai, People’s Republic of China on August 26, 2010 at 2 p.m., local time, and at any adjourned or postponed meeting thereof, for the following purposes:
1. To consider and, if thought fit, pass the following resolution as an ordinary resolution:
“RESOLVED, as an ordinary resolution:
THAT the amendment to the amended and restated 2009 Share Incentive Plan, in the form attached as Exhibit A to the Notice of Annual General Meeting to Be Held on August 26, 2010 (the “AGM Notice”), be and hereby is approved and confirmed, and where necessary ratified; and
THAT each director or officer of the Company be and is hereby authorized to take any and every action that might be necessary, appropriate or desirable to effect the foregoing resolution as such director or officer, in his or her absolute discretion, thinks fit.”
2. To consider and, if thought fit, pass the following resolution as an ordinary resolution:
“RESOLVED, as an ordinary resolution:
THAT Joseph Chow be and is hereby appointed as an independent director of the Company immediately upon this resolution being passed until his appointment is determined in accordance with the Amended and Restated Articles of Association of the Company; and
THAT each director or officer of the Company be and is hereby authorized to take any and every action that might be necessary, appropriate or desirable to effect the foregoing resolution as such director or officer, in his or her absolute discretion, thinks fit.”
3. To consider and, if thought fit, pass the following resolution as an ordinary resolution:
“RESOLVED, as an ordinary resolution:
THAT the appointment of Deloitte Touche Tohmatsu CPA Ltd. as auditor of the Company at a fee to be agreed by the Board be and is hereby is approved and confirmed, and where necessary ratified; and
THAT each director or officer of the Company be and is hereby authorized to take any and every action that might be necessary, appropriate or desirable to effect the foregoing resolution as such director or officer, in his or her absolute discretion, thinks fit.”

     The Board of Directors of the Company has fixed the close of business on July 15, 2010 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the AGM or any adjourned or postponed meeting thereof.
     Please refer to the proxy form, which is attached to and made a part of this notice. Holders of record of the Company’s ordinary shares at the close of business on the Record Date are entitled to vote at the AGM and any adjourned or postponed meeting thereof. Holders of the Company’s American depositary shares (“ADSs”) who wish to exercise their voting rights for the underlying shares must act through Citibank, N.A., the depositary of the Company’s ADS program.
     Holders of record of the Company’s ordinary shares as of the Record Date are cordially invited to attend the AGM in person. Your vote is important. If you cannot attend the AGM in person, you are urged to complete, sign, date and return the accompanying proxy form as promptly as possible. We must receive the proxy form no later than 48 hours before the time of the AGM to ensure your representation at such meeting.

By Order of the Board of Directors,
Qi Ji
Director
Shanghai, July 15, 2010

Exhibit A
Amendment to the Amended and Restated 2009 Share Incentive Plan*
By deleting the existing Section 5(a) in its entirety and substituting therefor the following new Section 5(a):
“(a) Subject to the adjustment as provided below, the maximum aggregate number of Shares which may be issued pursuant to all Awards shall not exceed 15,000,000.”

*	A copy of the Amended and Restated 2009 Share Incentive Plan of the Company was filed as Exhibit 10.3 to the Company’s registration statement on Form F-1 (File No. 333-165247), filed with the SEC on March 5, 2010. It is available in the SEC’s EDGAR database at http://www.sec.gov/edgar/searchedgar/companysearch.html.

A-1